SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 – K

Report of Foreign Private Issuer Pursuant to
Rule 13a – 16 or 15d United Securities Exchange Act of 1934

For the Month of March, 2002

CERAMIC INTERNATIONAL, INC.

(Translation of Registrant's Name Into English)

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

(Exact Name of the registrant as specified in its charter)

Calle 41 (Avenida Carlos Pacheco) No. 7200, del Sector 26, C.P. 31060, Chihuahua, Chihuahua, Mexico
Telephone: 011 52 29 11 11
(Address of Principal Executives Offices)

(Indicate by Check mark whether the registrant files or will file annual reports under cover of Form 20–F or Form 40–F)

Form 20- F __X__ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes _____ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:)

ITEMS INCLUDED

1. On March 27, 2002 Internacional de Ceramica, S.A. de C.V. ("The Company") is sending copy of the Fourth Quarter 2001 Audited Financial Information. This information was sent to the Bolsa Mexicana de Valores on March 26, 2002. A copy of this information is attached to this report as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

By : ______________________________ .
Jesus A. Olivas
Chief Financial Officer

Date: March 27, 2002.

EXHIBIT A

Fourth Quarter 2001 Audited Financial Information

STOCK EXCHANGE CODE: **CERAMIC** Quarter: **4** Year: **2001**

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2001 AND 2000

(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**2,666,772**	**100**	**2,807,458**	**100**
2	**CURRENT ASSETS**	**1,128,697**	**42**	**1,133,520**	**40**
3	CASH AND SHORT-TERM INVESTMENTS	202,411	8	127,207	5
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	289,042	11	261,941	9
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	24,844	1	12,879	0
6	INVENTORIES	590,490	22	714,088	25
7	OTHER CURRENT ASSETS	21,910	1	17,405	1
8	**LONG-TERM**	**8,254**	**0**	**6,732**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	8,254	0	6,732	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,489,980**	**56**	**1,633,201**	**58**
13	PROPERTY	777,872	29	741,948	26
14	MACHINERY AND INDUSTRIAL	1,494,188	56	1,673,101	60
15	OTHER EQUIPMENT	208,556	8	197,717	7
16	ACCUMULATED DEPRECIATION	1,029,887	39	1,011,382	36
17	CONSTRUCTION IN PROGRESS	39,251	1	31,817	1
18	**DEFERRED ASSETS (NET)**	**0**	**0**	**0**	**0**
19	**OTHER ASSETS**	**39,841**	**1**	**34,005**	**1**
20	**TOTAL LIABILITIES**	**1,732,764**	**100**	**1,964,390**	
21	**CURRENT LIABILITIES**	**1,216,663**	**70**	**510,405**	**26**
22	SUPPLIERS	132,115	8	175,335	9
23	BANK LOANS	67,225	4	85,024	4
24	STOCK MARKET LOANS	862,432	50	37,596	2
25	TAXES TO BE PAID	3,290	0	2,215	0
26	OTHER CURRENT LIABILITIES	151,601	9	210,235	11
27	**LONG-TERM LIABILITIES**	**227,232**	**13**	**1,132,255**	**58**
28	BANK LOANS	224,490	13	251,178	13
29	STOCK MARKET LOANS	0	0	880,119	45
30	OTHER LOANS	2,742	0	958	0
31	**DEFERRED LOANS**	**285,863**	**16**	**317,875**	**16**
32	**OTHER LIABILITIES**	**3,006**	**0**	**3,855**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**934,008**		**100 843,068**	
34	**MINORITY INTEREST**	**181,082**	**19**	**186,772**	**22**
35	**MAJORITY INTEREST**	**752,926**	**81**	**656,296**	**78**
36	**CONTRIBUTED**	**1,696,292**	**182**	**1,696,292**	**201**
37	PAID-IN CAPITAL STOCK (NOMINAL)	57,928	6	57,928	7
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	564,422	60	564,422	67
39	PREMIUM ON SALES OF SHARES	1,073,942	115	1,073,942	127
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(943,366)**	**(101)**	**(1,039,996)**	**(123)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	177,225	19	41,544	5
43	REPURCHASE FUND OF SHARES	23,868	3	23,868	3
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(1,318,505)	(141)	(1,241,089)	(147)
45	NET INCOME FOR THE YEAR	174,046	19	135,681	16

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2001 AND 2000

(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **CERAMIC** QUARTER: **4** YEAR: **2001**

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**202,411**	**100**	**127,207**	**100**
46	CASH	0	0	0	0
47	SHORT-TERM INVESTMENTS	202,411	100	127,207	100
18	**DEFERRED ASSETS (NET)**	**0**	**100**	**0**	
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**1,216,663**	**100**	**510,405**	
52	FOREING CURRENCY LIABILITIES	1,084,686	89	345,007	68
53	MEXICAN PESOS LIABILITIES	131,977	11	165,398	32
24	**STOCK MARKET LOANS**	**862,432**	**100**	**37,596**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	862,432	100	37,596	100
26	**OTHER CURRENT LIABILITIES**	**151,601**	**100**	**210,235**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	151,601	100	210,235	100
27	**LONG-TERM LIABILITIES**	**227,232**	**100**	**1,132,255**	
59	FOREING CURRENCY LIABILITIES	224,490	99	1,131,298	100
60	MEXICAN PESOS LIABILITIES	2,742	1	957	0
29	**STOCK MARKET LOANS**	**0**	**100**	**880,119**	**100**
61	BONDS	0	0	880,119	100
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**2,742**	**100**	**958**	
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	2,742	100	958	100
31	**DEFERRED LOANS**	**285,863**	**100**	**317,875**	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	285,863	100	317,875	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**3,006**	**100**	**3,855**	
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	3,006	100	3,855	100
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,318,505)**	**100**	**(1,241,089)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(1,318,505)	(100)	(1,241,089)	(100)

STOCK EXCHANGE CODE: **CERAMIC** QUARTER: **4** YEAR: **2001**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	(87,966)	623,115
73	PENSIONS FUND AND SENIORITY	0	0
74	EXECUTIVES (*)	11	9
75	EMPLOYERS (*)	1,069	982
76	WORKERS (*)	2,047	2,390
77	CIRCULATION SHARES (*)	115,856,150	115,856,150
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

STOCK EXCHANGE CODE: **CERAMIC** QUARTER: **4** YEAR **2001**

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**2,705,692**	**100**	**2,590,530**	**100**
2	COST OF SALES	1,699,125	63	1,641,937	63
3	**GROSS INCOME**	**1,006,567**	**37**	**948,593**	**37**
4	OPERATING	698,347	26	679,524	26
5	**OPERATING**	**308,220**	**11**	**269,069**	**10**
6	TOTAL FINANCING	22,730	1	57,861	2
7	**INCOME AFTER FINANCING COST**	**285,490**	**11**	**211,208**	**8**
8	OTHER FINANCIAL OPERATIONS	45,613	2	26,054	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**239,877**	**9**	**185,154**	**7**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	45,788	2	50,169	2
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**194,089**	**7**	**134,985**	**5**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	1,216	0	0	0
13	**CONSOLIDATED NET INCOME OF**	**195,305**	**7**	**134,985**	**5**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**195,305**	**7**	**134,985**	**5**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**195,305**	**7**	**134,985**	**5**
19	NET INCOME OF MINORITY INTEREST	21,259	1	(696)	0
20	**NET INCOME OF MAJORITY INTEREST**	**174,046**	**6**	**135,681**	**5**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **CERAMIC** QUARTER: **4** YEAR: **2001**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**2,705,692**	**100**	**2,590,530**	**100**
21	DOMESTIC	1,602,624	59	1,474,186	57
22	FOREIGN	1,103,068	41	1,116,344	43
23	TRANSLATED INTO DOLLARS (***)	117,420	4	111,825	4
6	**TOTAL FINANCING COST**	**22,730**	**100**	**57,861**	**100**
24	INTEREST PAID	126,367	556	148,093	256
25	EXCHANGE LOSSES	87,706	386	232,156	401
26	INTEREST EARNED	5,568	24	7,266	13
27	EXCHANGE PROFITS	132,680	584	195,579	338
28	GAIN DUE TO MONETARY POSITION	(53,095)	(234)	(119,543)	(207)
8	**OTHER FINANCIAL OPERATIONS**	**45,613**	**100**	**26,054**	**100**
29	OTHER NET EXPENSES (INCOME) NET	45,613	100	26,054	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**45,788**	**100**	**50,169**	**100**
32	INCOME TAX	15,552	34	14,278	28
33	DEFERED INCOME TAX	27,081	59	33,630	67
34	WORKERS' PROFIT SHARING	3,155	7	2,261	5
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **CERAMIC**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: **4** YEAR **2001**

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	2,873,168	2,727,423
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	2,705,692	2,590,530
39	OPERATION INCOME (**)	308,220	269,069
40	NET INCOME OF MAYORITY INTEREST(**)	174,046	135,681
41	NET CONSOLIDATED INCOME (**)	195,305	134,985

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

STOCK EXCHANGE CODE: **CERAMIC**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**195,305**	**134,985**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	198,061	164,489
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**393,366**	**299,474**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(99,059)	(14,785)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**294,307**	**284,689**
6	CASH FLOW FROM EXTERNAL FINANCING	(99,770)	(247,990)
7	CASH FLOW FROM INTERNAL FINANCING	(20,261)	114,878
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(120,031)**	**(133,112)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(99,072)**	**(85,532)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	75,204	66,045
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	127,207	61,162
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	202,411	127,207

STOCK EXCHANGE CODE: **CERAMIC**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**198,061**	**164,489**
13	DEPRECIATION AND AMORTIZATION FOR THE	129,934	130,858
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	68,127	33,631
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(99,059)**	**(14,785)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(27,101)	35,202
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	123,598	(1,127)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(11,965)	9,130
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(43,220)	(33,857)
22	+ (-) INCREASE (DECREASE) IN OTHER	(140,371)	(24,133)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(99,770)**	**(247,990)**
23	+ SHORT-TERM BANK AND STOCK MARKET	807,037	(48,377)
24	+ LONG-TERM BANK AND STOCK MARKET	(906,807)	(199,613)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(20,261)**	**114,878**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	(20,261)	114,878
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(99,072)**	**(85,532)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(99,072)	(85,532)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **CERAMIC** QUARTER: **4** **2001**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

RATIOS
CONSOLIDATED

JUDGED INFORMATION **Final Printing**

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	7.22	%	5.21	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	23.12	%	20.67	%
3	NET INCOME TO TOTAL ASSETS (**)	7.32	%	4.81	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	27.19	%	88.56	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.01	times	0.92	times
7	NET SALES TO FIXED ASSETS (**)	1.82	times	1.59	times
8	INVENTORIES ROTATION (**)	2.88	times	2.30	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	33	days	32	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	10.95	%	11.81	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	64.98	%	69.97	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.86	times	2.33	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	75.55	%	75.15	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	15.25	%	69.33	%
15	OPERATING INCOME TO INTEREST PAID	2.44	times	1.82	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.56	times	1.32	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.93	times	2.22	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.44	times	0.82	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.65	times	0.58	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	16.64	%	24.92	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	14.54	%	11.56	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(3.66)	%	(0.57)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.33	times	1.92	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	83.12	%	186.30	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	16.88	%	(86.30)	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	100.00	%	100.00	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

STOCK EXCHANGE CODE: **CERAMIC** QUARTER: **4** YEAR: **2001**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION **Final Printing**

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.91		$ 1.17	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 2.66		$ 2.32	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 6.50		$ 5.66	
9	*CASH DIVIDEND ACUMULATED PER SHARE*	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	2.43	times	3.18	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	8.28	times	15.37	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

JUDGED INFORMATION **CONSOLIDATED**
Final Printing

s24: EUROBONO EMITIDO EN 1997.
EUROBOND ISSUED ON 1997.
s29: EUROBONO EMITIDO EN 1997.
EUROBOND ISSUED ON 1997.
s61: EUROBONO EMITIDO EN 1997.
EUROBOND ISSUED ON 1997.
s54: EUROBONO EMITIDO EN 1997.
EUROBOND ISSUED ON 1997.

S23: EN ESTE RENGLON SE INCLUYEN LOS PASIVOS CON COSTO DE LA COMPAÑIA, AUN CUANDO ESTOS NO SON CREDITOS BANCARIOS.

S23: IN THIS ACCOUNT OF THE ACTUAL YEAR ARE INCLUDED THE CURRENT LIABILITIES WIWITH COST OF THE COMPANY, EVEN WHEN THESE ARE NOT BANK LOANS.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED

JUDGED INFORMATION

Final Printing

INTERCERAMIC REPORTS RECORD SALES, OPERATING INCOME AND EBITDA IN 2001

Another record year for Interceramic left the Company at the close of 2001 a transformed entity-stronger financially than ever before and clear in its vision for the future. Sustained and concentrated efforts at reducing costs and increasing efficiencies across the board have led to fundamentally different ways of operating, allowing for higher productivity plus better quality in everything we do with a significantly reduced work force. On the other hand, consolidation of senior management has yielded a cohesive and goals-oriented core leadership group for the Company. These two basic achievements brought the year's notable successes, including record sales, record operating income and record EBITDA, greatly improved cash flow, material debt reduction and renewed strength and presence in the markets in the United States. Although we at Interceramic have been impacted, as has the rest of the globe, by the events of September 11, 2001 our business stayed surprisingly strong in the fourth quarter of 2001. We expect the coming year to be full of challenges but also of rewards as we bring our company up to the next level. Our focus will continue to be in efficiency and productivity with a strong emphasis in providing our customers with excellent service and innovative, high quality products in order to continue to strengthen the Interceramic brand in the North American marketplace. Key projects for 2002 will be to continue to update our technology not only on the manufacturing side but also in information systems and to continue to consolidate and expand distribution in the United States and Mexican markets.

Sales of US $288.0 million in 2001 grew by 10.9 percent over the previous record sales set last year of US $259.8 million. The improvements we have made in the manufacturing process and our success at trimming expenses were clearly reflected in operating income, which at US $32.9 million exceeded operating income of US $27.0 million in 2000 by 21.8 percent. Our operating margin jumped more than a point over 2000, ending 2001 at 11.4 percent compared to 10.4 percent at the end of 2000. This led to another record year of EBITDA which at US $46.7 million topped EBITDA of US $40.1 million in 2000 by 16.5 percent. The Company's key financial ratios reflect these strong results, with our debt service coverage ratio going from 2.8 times at the end of 2000 to 3.5 times at the close of 2001. The ratio of net debt to EBITDA fell to 2.2 compared to 2.9 at the end of the previous year. We ended 2001 with net debt of US $103.6 million, a reduction of over ten percent from net debt of US $115.2 million at the end of 2000.

The progress we have made at increasing the efficiency of our operations is nicely illustrated by certain per-employee statistics. For example, sales per employee during 2001 increased by over 35 percent from 2000. Operating income per employee rose by about 48 percent for the period and EBITDA per employee by 42 percent.

While the economy in Mexico has experienced some stagnation as a result of the global economic downturn and the ambiguities sparked by the events of this past fall, these factors had little impact on the Company's efforts in Mexico. Sales in Mexico for 2001 grew by 15.3 percent over 2000, hitting US $170.6 million compared to sales of US $148.0 in the prior year. These results were also aided by the additional sales of a successful Kohler plumbing package in Mexico and the sales of our installation materials which grew by 31% helped by the new South Mexico Plant opened with our Joint Venture Partner Custom

Building Products.

The Company-owned stores in Mexico City and Guadalajara continue to add a boost to our margins, while during the course of the year we continued to consolidate the country-wide network of franchise distribution, ending the year with 188 points of sale in Mexico. . An extraordinary expense of US $4.6 million was recorded during 2001 to write off one kiln and all of the older-generation tile sorting equipment at our floor tile plants in Mexico in order to replace them with new, state-of-the-art machinery that will yield us immediate cost savings and headcount reduction.

In the International markets, additional management restructuring early in the year has paid prompt dividends, as second half International sales in 2001 rebounded a full 10.5 percent over sales in the same period in 2000. For the year, International sales of US $117.4 million grew an encouraging five percent over sales of US $111.8 in 2000. We have completely re-engineered our approach to sales and accountability in our United States operations and fully expect additional good news from the International front over the coming periods as the new regime takes firm hold and as we exploit the advantages of our Company-owned wholesales stores or CTI's with further expansions into appropriate markets. At the end of 2001 the Company had 17 CTI stores located in six States, these stores now account for just about 60 percent of our International sales. On the other hand independent distribution will always remain of key strategic importance in order to properly cover the rest of the U.S. and Canada and we have very high expectations for 2002 as we consolidate and expand our network of independent distribution.

The fourth quarter of 2001 proved a pleasant surprise to the Company in the face of the cloud of uncertainty left behind by the September 11 attacks in the United States. Fourth quarter sales of US $73.1 million represented a 10.6 percent increase over sales of US $66.1 million in the fourth quarter of 2000. Operating income was up by 8.2 percent, with the Company posting operating income of US $7.4 million in the fourth quarter of 2001 compared to US $6.8 million in 2000. EBITDA of US $10.8 million in the fourth quarter of 2001 notched a 13.3 percent increase over EBITDA of US $9.5 million in the fourth quarter of 2000.

With signs that the world economic situation is stabilizing and with demand remaining strong for our products, we have every reason to expect 2002 to be yet another record-setting year for Interceramic. We believe that we have planted over the past two years the seeds needed to allow Interceramic to commence exploiting its vast potential and await anxiously the reaping. As always, we are thankful for and appreciate the support of our investors, customers, employees and suppliers.

Oscar E. Almeida
Chairman of the Board

Víctor D. Almeida
Chief Executive Officer

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED

JUDGED INFORMATION

Final Printing

This document contains forward-looking statements within the meaning of the United States Securities Exchange Act of 1934 which reflect the Company's views about future events and financial performance. Actual events and results could differ materially from those stated herein and, accordingly, undue reliance should not be placed upon them. The forward-looking statements speak only of their dates and the Company undertakes no obligation to update or revise any of them.

Pursuant to Bulletin B-15 which became effective January 1, 1998, financial statements previously reported have been restated to take into account a common actualization factor determined by weighting the Company's respective sales in Pesos and Dollars, each as effected by inflation and devaluation in the applicable currencies. This factor for the 12 month period from JANUARY '01 to DECEMBER '01 was 1.76% compared to the inflation for the same period of 4.40%.

Accounting policies and practices

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Mexico ("Mexican GAAP").

Recognition of the effects of inflation

The Company recognizes the effects of inflation on financial information as required by Mexican Accounting Principles Bulletin B-10, "Accounting Recognition of the Effects of Inflation on Financial Information", as amended.

Bulletin B-10 requires the restatement of all financial statements to Mexican pesos with purchasing power as of the date of the most recent balance sheet presented.

Certain concepts and procedures required by the application of Bulletin B-10 are explained below:

I. The Company follows the specific-cost method to restate its inventories, as described below.

II. In the year ended December 31, 1997, imported machinery was restated based on the rate of inflation in the country of origin and the prevailing exchange rate at the balance sheet date. Machinery and equipment of domestic origin were restated based on the NCPI.

III. Capital stock, paid in capital, the reserve for repurchase of stock reserve, and losses of prior years were restated using the NCPI, from the date of contribution or generation.

IV. Net monetary effect

The gain or loss on net monetary position represents the effects of inflation, as measured by the NCPI, on the Company´s monetary assets and liabilities. In inflationary periods, losses are incurred by holding monetary assets, whereas gains are realized by holding monetary liabilities. The net monetary effect is included in the statement of income as part of the "comprehensive financing income (cost)".

V. Cash equivalents are shown at cost plus accrued interest through the balance sheet date. The stated value approximates fair value.

VI. Inventories are recorded initially at acquisition or production cost and then restated to reflect replacement cost, not in excess of market value. Cost of sales represents the estimated replacement cost at the time sales were made.

VII. Investments in companies in which the Company owns between 20% and 50% and over which the Company exercises significant influence are accounted for using the equity method. Investments in companies in which the Company owns less than 20% or over which the Company does not exercise significant control are recorded using the cost method.

VIII. Through the year ended December 31, 1996, the Company restated property, plant and equipment using the specific cost method based on appraisals made by independent experts. The fifth set of amendments to Bulletin B-10, the effective date of which is January 1, 1997 no longer permits restatements based on appraisals; the company decided to actualize its fixed assets and depreciation, by the alternate specific indexing method, due that most part of its fixed assets are from a foreign country.

Depreciation is computed on the restated values, using a straight-line method considering the estimated useful lives of assets as determined periodically by management based on technical studies.

IX. For the per share ratios, we are using the weighted average number of shares outstanding during each respective period according to the bulletin B-14 under Mexican GAAP.

X. SHARES PROPORTION BY:
2 SHARES SERIES B FOR EACH UNIT UB. ONE SHARE SERIES L AND ONE SHARE SERIES D FOR EACH UNIT ULD.
5 LIMITED VOTING UNITS REPRESENTS ONE ADS.

ACCORDING TO HE FIXED POSITION OF THE TOTAL NUMBER OF SHARES, AND THE FISED CAPITAL STOCK, THIS AMOUNT CAN BE INDISTINTLY OF ANY SERIES B, L OR D.

XI. GENERAL.-

On October 19th 1999 a merge agreement was approved by the Shareholders in which Ceramica Industrial Maquinada, S.A. de C.V. merged into Internacional de Ceramica, S.A. de C.V., which was a 100% subsidiary of Internacional de Ceramica, S.A. de C.V.

STOCK EXCHANGE CODE: **CERAMIC**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

JUDGED INFORMATION

COMPANY NAME (1)		MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
					\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES						
1	ADHESIVOS Y BOQUILLAS INTERCERAMIC	PRODUCTOS PARA INSTALAR LOSETA	3	51.00	168	26,795
2	INTERACABADOS DEL NOROESTE	COMERCIALIZACION DE LOSETA	50,000	100.00	1	50
3	INTERCERAMIC, INC.	PRODUCCION Y VENTA DE LOSETA	4,000	100.00	2,423	303,716
4	INTERCERAMIC TRADING, CO.	SERVICIOS ADMINISTRATIVOS	10,000	100.00	3	1,258
5	PROCESADORA DE MATERIALES CERRO GRANDE	EXPLOTACION DE MINAS DE ARCILLA	4,124,493	99.99	1	39,603
6	RECUBRIMIENTOS INTERCERAMIC, S.A. DE C.V.	PRODUCCION Y VENTA DE LOSETA	22,000,000	50.01	1	133,747
7	DISTRIBUCION INTERCERAMIC	COMERCIALIZACION DE LOSETA	50,000	100.00	1	(8,657)
8	INTERACABADOS DE OCCIDENTE	COMERCIALIZACION DE LOSETA	50,000	100.00	1	4,072
9	MATERIALES EN PROCESO	SERVICIOS ADMINISTRATIVOS	1,249,999	100.00	1	610
10	INTERCERAMIC DE OCCIDENTE	SERVICIOS ADMINISTRATIVOS	50,000	100.00	1	9
11	OPERADORA INTERCERAMIC	SERVICIOS ADMINISTRATIVOS	50,000	100.00	1	126
TOTAL INVESTMENT IN SUBSIDIARIES					**2,602**	**501,329**
ASSOCIATEDS						
1	CASINO DE CHIHUAHUA		2	1.00	175	1
2	NORTEXPORT		1	1.00	260	1
3	MAYO Y ASOCIADOS		5,000	30.00	1	5
4	CAMPESTRE SAN FRANCISCO		4	0.40	49	60
5	PROMOTORA DE HOSPITALES MEXICANOS		4,031,903	5.70	1	5,324
6	PROM. DE INFRAESTRUCT. DE MEXICO		104,865	5.50	1	768
7	ELECTRONIC PUBLISHING		2,896	18.45	1,000	1,973
8	TEATRO MUSICAL DE CHIHUAHUA		41,250	0.00	1	41
9	FIDEICOMISO SACRAMENTO		1	0.00	0	81
			0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS					**1,488**	**8,254**
OTHER PERMANENT INVESTMENTS						**0**
TOTAL						**509,583**

STOCK EXCHANGE CODE: **CERAMIC**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

JUDGED INFORMATION

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
NOTES					

STOCK EXCHANGE CODICERAMIC QUARTER: 4 YEAR: 2001
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

JUDGED INFORMATION

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	273,816	95,285	178,531	376,998	94,863	460,666
MACHINERY	785,203	326,489	458,714	708,985	371,453	796,246
TRANSPORT EQUIPMENT	26,084	15,269	10,815	24,097	21,369	13,543
OFFICE EQUIPMENT	91,464	64,180	27,284	25,735	15,904	37,115
COMPUTER EQUIPMENT	28,399	13,939	14,460	12,777	11,136	16,101
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**1,204,966**	**515,162**	**689,804**	**1,148,592**	**514,725**	**1,323,671**
NOT DEPRECIATION ASSETS						
GROUNDS	19,362	0	19,362	107,696	0	127,058
CONSTRUCTIONS IN PROCESS	39,251	0	39,251	0	0	39,251
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**58,613**	**0**	**58,613**	**107,696**	**0**	**166,309**
TOTAL	**1,263,579**	**515,162**	**748,417**	**1,256,288**	**514,725**	**1,489,980**

STOCK EXCHANGE CODICERAMIC
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: 4 YEAR: 2001

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

JUDGED INFORMATION

NOTES

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
LOGISA - DOCUMENTO	01/01/2002	16.00	0	0	0	0	0	0	0	0	0	527	465	465	465	2,442
BANCOMER - REFACCIONARIO	31/05/2002	6.31	0	0	0	0	0	0	0	0	0	9,324	18,380	0	0	0
BANAMEX - L. REVOLVENTE	07/01/2002	8.55	0	0	0	0	0	0	0	0	0	14,351	0	0	0	0
COMERICA BANK - REFACCIONARI	01/08/2002	5.13	0	0	0	0	0	0	0	0	0	2,198	151,635	0	0	0
CAPITAL LEASE - PRENDARIO	30/07/2002	8.56	0	0	0	0	0	0	0	0	0	449	190	179	9	0
UNSECURED DEBT																
ORACLE	01/01/2002	5.00	0	0	0	0	0	0	0	0	0	2,722	2,722	1,588	0	0
OTHER FINANCIAL ENTITIES																
IFC - HIPOTECARIO	15/04/2002	5.13	0	0	0	0	0	0	0	0	0	18,777	18,380	0	0	0
IFC - HIPOTECARIO	15/04/2002	5.13	0	0	0	0	0	0	0	0	0	18,877	18,380	9,190	0	0
TOTAL BANKS			**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**67,225**	**210,152**	**11,422**	**474**	**2,442**
LISTED IN THE MEXICAN STOCK EXCHANGE																
WITH WARRANTY																
DEUTSCHE MORGAN GRENFELL	31/01/2002	10.25	0	0	0	0	0	0	0	0	0	862,432	0	0	0	0
TOTAL STOCK EXCHANGE			**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**862,432**	**0**	**0**	**0**	**0**

STOCK EXCHANGE CODE: **CERAMIC**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
FERRO MEXICANA			0	0	0	0	0	0	0	0	0	11,019	0	0	0	0
KOHLER CO.			0	0	0	0	0	0	0	0	0	8,590	0	0	0	0
ESMALGLASS			0	0	0	0	0	0	0	0	0	4,089	0	0	0	0
ESMALTES Y COLORANTES COVER			0	0	0	0	0	0	0	0	0	4,053	0	0	0	0
IPADEX			0	0	0	0	0	0	0	0	0	3,643	0	0	0	0
STERLING PLUMBING GROUP INC.			0	0	0	0	0	0	0	0	0	2,215	0	0	0	0
DEMOSA			0	0	0	0	0	0	0	0	0	1,920	0	0	0	0
CARLSON SYSTEM			0	0	0	0	0	0	0	0	0	1,866	0	0	0	0
MAQUINARIA, S.A. DE C.V.			0	0	0	0	0	0	0	0	0	1,859	0	0	0	0
ITALIAND SPED			0	0	0	0	0	0	0	0	0	1,702	0	0	0	0
CAJAS Y CORRUGADOS			4,573	0	0	0	0	0	0	0	0	0	0	0	0	0
CEMEX DE MEXICO SA DE CV			857	0	0	0	0	0	0	0	0	0	0	0	0	0
SACOS Y ENVASES INDUSTRIALES			774	0	0	0	0	0	0	0	0	0	0	0	0	0
ARTES GRAFICAS PANORAMA			657	0	0	0	0	0	0	0	0	0	0	0	0	0
GCC CEMENTOS SA DE C V			608	0	0	0	0	0	0	0	0	0	0	0	0	0
BEMIS DE MEXICO			579	0	0	0	0	0	0	0	0	0	0	0	0	0
QUIMICA ATSA SA DE CV			520	0	0	0	0	0	0	0	0	0	0	0	0	0
CONSTRUCENTRO DE CHIHUAHUA			472	0	0	0	0	0	0	0	0	0	0	0	0	0
PROVEEDORA DE SEG. INDUSTRIA			452	0	0	0	0	0	0	0	0	0	0	0	0	0
TECNICA ELECTRICA DEL PARRAL			436	0	0	0	0	0	0	0	0	0	0	0	0	0
OTROS			21,578	0	0	0	0	0	0	0	0	59,653	0	0	0	0
TOTAL SUPPLIERS			**31,506**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**100,609**	**0**	**0**	**0**	**0**
OTROS			97,181	2,742	0	0	0	0	0	0	0	54,420	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**97,181**	**2,742**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**54,420**	**0**	**0**	**0**	**0**

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			128,687	2,742	0	0	0	0	0	0	0	1,084,686	210,152	11,422	474	2,442

NOTES

*TODOS LOS CREDITOS BANCARIOS ESTAN DENOMINADOS EN DOLARES.

*EL TIPO DE CAMBIO UTILIZADO A LA FECHA DE LA INFORMACION ES DE 9.19 PESOS POR UN DOLAR AMERICANO.

*ALL CREDITS ARE DENOMINATED IN DOLLARS.

*THE EXCHANGE RATE BETWEEN THE MEXICAN PESO AND THE AMERICAN DOLLAR AT THE TIME THE INFORMATION WAS PRESENTED: $1 USD = $9.19 MXP

STOCK EXCHANGE CODE: **CERAMIC** QUARTER: **4** YEAR: **2001**

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**

JUDGED INFORMATION **Final Printing**

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	30,860	290,170	0	0	290,170
OTHER	0	0	0	0	0
TOTAL	**30,860**	**290,170**			**290,170**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	23,692	223,810	0	0	223,810
INVESTMENTS	0	0	0	0	0
OTHER	14,820	139,481	0	0	139,481
TOTAL	**38,512**	**363,291**			**363,291**
NET BALANCE	**(7,652)**	**(73,121)**			**(73,121)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**138,328**	**1,271,236**	0	0	**1,271,236**
LIABILITIES POSITION	**142,457**	**1,309,176**			**1,309,176**
SHORT TERM LIABILITIES POSITION	118,029	1,084,686	0	0	1,084,686
LONG TERM LIABILITIES POSITION	24,428	224,490	0	0	224,490
NET BALANCE	**(4,129)**	**(37,940)**			**(37,940)**

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**

JUDGED INFORMATION **Final Printing**

NOTES

EL TIPO DE CAMBIO A LA FECHA DE LA INFORMACION ES DE 9.19 PESOS POR UN DOLAR AMERICANO.

CON RESPECTO A LOS INGRESOS POR EXPORTACIONES REPORTADOS EN ESTE ANEXO, SON DIFERENTES A LOS REPORTADOS EN EL ESTADO DE RESULTADOS, YA QUE LAS CIFRAS PRESENTADAS EN EL ESTADO DE RESULTADOS INCLUYEN LAS VENTAS HECHAS POR NUESTRA SUBSIDIARIA EN ESTADOS UNIDOS DEL MATERIAL PRODUCIDO POR ELLOS, ASI COMO PRODUCTOS QUE COMERCIALIZA.

CURRENT RATE BETWEN THE MEXICAN PESO AND THE US DOLLAR AT THE TIME THIS INFORMATION WAS PRESENTED: $1 USD = 9.19 MXP.

THE INCOME SHOWN IN THIS ANNEX INCLUDES ONLY THE PRODUCTS MANUFACTURED IN MEXICO. IT DOES NOT INCLUDE THE INCOME FROM THE PRODUCTS MANUFACTURED IN GARLAND PLANT, AS THE EARNING STATEMENT DOES.

STOCK EXCHANGE CODE: **CERAMIC** QUARTER: **4** YEAR: **2001**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

**INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)**

ANNEX 7

JUDGED INFORMATION **CONSOLIDATED**
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	856,082	2,351,730	1,495,648	0.77	11,475
FEBRUARY	783,790	2,297,136	1,513,346	0.21	(3,146)
MARCH	846,505	2,352,196	1,505,691	0.50	7,554
APRIL	967,182	2,373,570	1,406,388	0.31	4,354
MAY	913,480	2,309,869	1,396,389	0.46	6,466
JUNE	932,033	2,301,807	1,369,774	0.26	3,533
JULY	932,044	2,223,549	1,291,505	0.18	(2,365)
AUGUST	901,114	2,186,543	1,285,429	0.38	4,836
SEPTEMBER	1,019,929	2,272,296	1,252,367	0.88	11,021
OCTOBER	1,152,586	2,377,756	1,225,170	0.42	5,123
NOVEMBER	1,108,910	2,293,269	1,184,359	0.40	4,689
DECEMBER	1,104,218	2,286,277	1,182,059	0.04	(445)
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**53,095**

NOTES

LA INFLACION DE LOS MESES FEBRERO, JULIO Y DICIEMBRE ES DE -0.21%, -0.18% Y -0.04% RESPECTIVAMENTE.

SE INCLUYEN TANTO ACTIVOS MONETARIOS COMO PASIVOS MONETARIOS DE NUESTRA SUBSIDIARIA DE LOS ESTADOS UNIDOS PARA REFLEJAR EL EFECTO MONETARIO CONSOLIDADO DE ACUERDO AL BOLETIN B-15.

THE INFLAION RATE FOR THE MONTHS OF FEBRUARY, JULY AND DECEMBER WAS -0.21%, -0.18% AND -0.04% RESPECTIVELY

WE ARE INCLUDING THE MONETARY ASSETS AND THE LIABILITIES FROM OUR SUBSIDIARY LOCATED AT GARLAND, TX. TO REFLECT THE EFECT FOR THE CONSOLIDATED MONETARY POSITION ACCORDING TO THE BULLETIN B-15.

STOCK EXCHANGE CODE: **CERAMIC** QUARTER: **4** YEAR: **2001**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8 **CONSOLIDATED**
JUDGED INFORMATION **Final Printing**

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

SOBRE EL EURO BONO EMITIDO EN AGOSTO DE 1997 POR UN MONTO DE 90 MILLONES DE DOLARES, SE TIENEN CIERTAS LIMITACIONES, SIENDO LAS PRINCIPALES:
SERVICIO DE DEUDA CONSOLIDADO IGUAL O MAYOR A 1.3 VECES AL FINAL DEL AÑO.
LIMITA A LA INCURRENCIA DE NUEVA DEUDA.
LIMITA LA EMISION O VENTA DE ACCIONES DE SUBSIDIARIAS.
LIMITA A GRAVAR LOS ACTIVOS.
LIMITA A LA VENTA DE ACTIVOS.
PAGO OPORTUNO DE IMPUESTOS.
MANTENER UNA POLIZA DE SEGURO CONTRA TODO RIESGO.
UTILIZACION DE PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS, ASI COMO DE USGAAP.

ACCORDING TO THE EUROBOND ISSUED ON AUGUST, 1997 FOR AN AMOUNT OF 90 MILLION DOLLARS, THE COMPANY HAS TO OBSERVE SOME CONVENANTS AND AGREEMENTS. THE MOST IMPORTANT ARE:
MAINTANANCE OF THE CONSOLIDATED DEBT SERVICES COVERAGE RATIO AT THE END OF THE YEAR NOT LESS THAN 1.3.
LIMITATION ON INCURRANCE OF INDEBTNESS.
LIMITATION ON THE ISSUANCE AND SALE OF CAPITAL STOCK OF SUBSSIDIARIES.
LIMITATION ON ASSET DISPOSITION.
PAYMENT OF TAXES.
MAINTENANCE OF INSURANCE.
MAINTENANCE OF BOOKS IN ACCORDANCE WITH MEXICAN GAAP AND US GAAP.

ACTUAL SITUATION OF FINANCIAL LIMITED

ACTUALMENTE, SE CUMPLEN DICHAS LIMITACIONES:
A DICIEMBRE DE 2001, SE OBTUVO UN SERVICIO DE DEUDA DE 3.51 VECES.
CON RESPECTO A LA LIMITACION DE INCURRIR EN NUEVA DEUDA, ESTA SOLO SE HA HECHO PARA REESTRUCTURAR LA YA EXISTENTE.

INTERCERAMIC HAS OBSERVED THOSE COVENANTS AND AGREEMENTS AS TO DATE:
AS OF DECEMBER OF 2001, THE CONSOLIDATED DEBT SERVICE COVERAGE RATIO WAS 3.51 TIMES.
THE INCURRANCE OF DEBT HAS BEEN ONLY TO RESTRUCTURE THE ACTUAL DEBT.

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **CERAMIC**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

JUDGED INFORMATION

STOCK EXCHANGE CODE: **CERAMIC** QUARTER: **4** YEAR: **2001**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED

JUDGED INFORMATION

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
INTERNACIONAL DE CERAMICA	PRODUCCION Y VENTA DE LOSETA CERAMICA ESMALTADA	11,300,000	100
PLANTA AZULEJOS INTERCERAMIC	PRODUCCION Y VENTA DE LOSETA CERAMICA ESMALTADA	3,600,000	100
RECUBRIMIENTOS INTERCERAMIC	PRODUCCION Y VENTA DE LOSETA CERAMICA ESMALTADA	6,000,000	100
ADHESIVOS Y BOQUILLAS	FABRICACION DE PRODUCTOS PARA INSTALACION DE LOSE	67,200	100
INTERCERAMIC INC	FABRICACION DE PRODUCTOS PARA INSTALACION DE LOSE	3,100,000	100
ADHESIVOS Y BOQUILLAS SUR	FABRICACION DE PRODUCTOS PARA INSTALACION DE LOSE	120,000	45

NOTES

LAS CAPACIDADES INSTALADAS SON ANUALES.
LA CAPACIDAD INSTALADA PARA LAS EMPRESAS ADHESIVOS Y BOQUILLAS Y ADHESIVOS Y BOQUILLAS SUR ESTA EXPRESADA EN TONELADAS PRODUCIDAS.
LA CAPACIDAD INSTALADA PARA EL RESTO DE LAS PLANTAS, ESTA EXPRESADA EN METROS CUADRADOS.

THE INSTALLED CAPCITY IS EXPRESSED IN SQ. METERS PER YEAR.
THE INSTALLED CAPACITY FOR ADHESIVOS Y BOQUILLAS AND ADHESIVOS Y BOQUILLAS SUR ARE EXPRESSED IN TONS.
FOR THE REST OF THE SUBSIDIARIES, IT IS EXPRESSED IN SQ. METERS.

STOCK EXCHANGE CODE: **CERAMIC** QUARTER: **4** YEAR: **2001**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**
JUDGED INFORMATION **Final Printing**

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
ARCILLAS	PROCESADORA DE MATERIALES CER				6.08
FRITAS	ESMALTES Y COLORANTES COVER	FRITAS	COLOROBIA	S	7.31
	ESMACER		ESMALGLASS	S	
COLORES	CERDEC	COLORES	ESMACER	S	9.01
	ESMALTES Y COLORANTES COVER				
	FERROMEXICANA				
	ESMACER				
CORINDONES	IMPORT. PROF. DE ADQUI. EXTRA				0.48
	PROINT				
OXIDOS	DE MATEO Y CIA.	OXIDOS	MINERA AUTLAN	S	0.21
	IMPORT. PROF. DE ADQUI. EXTRA				
	MINERA AUTLAN				
MATS CERAMICOS	DERIVADOS METALORGANICOS	MATS CERAMICOS	ALCOA INTERAMERICANA	S	4.55
	MOLINOS DEL NORTE		KENTUCKY AND TENNESSEE	S	
	MAT. PRIM. MINERALES DE AHUAZ		FELDESPAR CORP.	S	
	MINERA NYCO				
	MAT. PRIM. DE LAMPAZOS				
EMPAQUE	CAJAS Y CORRUGADOS	EMPAQUES	CARLSON SYSTEMS	S	6.35
			DIAGRAPH	S	
			STONE CONTAINER	S	
			PACKAGING ENTERPRISE}	S	
TRIPOLIFOSFATO DE SODIO	CATALIZADORA INDUSTRIAL				0.34
GOMA	QUIMICA AMTEX				2.37
PRODUTOS QUIMICOS		PRODUCTOS QUIMICOS	MARDUPOL	N	0.01

NOTES

STOCK EXCHANGE CODE: **CERAMIC**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

JUDGED INFORMATION

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
LOSETA CERAMICA ESM OTROS	21,288	1,731,507	16,067	1,306,845 295,779	19.00	INTERCERAMIC	DISTRIBUCION INTERC GRUPO COMERCIAL IN INTERACABADOS DE C MAT ARQ Y DECORATI PROMOTORA MARCO, CERAMICA DEL BAJIO INTERAMBIENTES CER PROCERVER, S.A. DE MARMOLES Y CANTER CESAR AUGUSTO DER PISOS Y RECUBRIMIEN
TOTAL		1,731,507		1,602,624			

STOCK EXCHANGE CODE: **CERAMIC**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
LOSETA CERAMICA ESM			8,979	975,081	E.U.A.	INTERCERAMIC	INTERCERAMIC INC.
OTROS				127,987	CANADA	A. OLEAN/DALTILE	DAL-TILE CORPORATIC
							CERAMIC TILE INTERN
							SOL GRANDE
T O T A L				1,103,068			

NOTES

PRINCIPALES CLIENTES EN MEXICO:
*DISTRIBUCION INTERCERAMIC SA DE CV
*GRUPO COMERCIAL INTERCERAMIC SA DE CV
*INTERACABADOS DE OCCIDENTE, S.A. DE C.V.
*MATERIALES ARQ. Y DECORATIVOS
*PROMOTORA MARCO
*CERAMICA DEL BAJIO
*INTERAMBIENTES CERÁMICOS, S.A. DE C.V.
*PROCERVER, S.A. DE C.V.
*MÁRMOLES Y CANTERAS DE N.L.
*CESAR AUGUSTO DERAS ALMODOVA
*PISOS Y RECUBRIMIENTOS CERÁMICOS DE AGUASCALIENTES

EL PORCENTAJE DE PARTICIPACION ES SUPERIOR AL 19% SEGUN ESTIMADOS DE LA COMPAÑIA PARA EL MERCADO NACIONAL.

CON RESPECTO A LA PRODUCCION DE OTROS PRODUCTOS DISTINTOS A LOSETA CERAMICA, NO SE PRESENTA, YA QUE SON PRODUCTOS COMERCIALIZADOS SOLAMENTE, NO PRODUCIDOS POR LA COMPAÑIA.

ACCORDING TO ESTIMATES MADE BY THE COMPANY FOR DOMESTIC MARKET, THE MARKET SHARE IS HIGHER THAN 19%

THE PRODUCTION OF THE OTHER NON-TILE PRODUCTS ARE NOT SHOWED BECAUSE THOSE PRODUCTS ARE JUST FOR COMERCIALIZATION AND NON-PRODUCED BY THE COMPANY.

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 2000	5,892,337
Number of shares Outstanding at the Date of the NFEA: (Units)	115,856,150

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF ENERO OF 0000

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2001	5,892,337
Number of shares Outstanding at the Date of the NFEA: (Units)	115,856,150

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **0000**	
Number of shares Outstanding at the Date of the NFEA :	0
(Units)	0

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** — 1,585,601

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 115,856,150

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF DICIEMBRE OF 2001 — 1,585,601

Number of shares Outstanding at the Date of the NFEAR (Units) — 115,856,150

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

STOCK EXCHANGE CODE: **CERAMIC** QUARTER: **4** YEAR **2001**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

JUDGED INFORMATION

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		3	14,000,000	101,856,150		65,740,430	7,000	50,928
D		3				25,057,860		
L		3				25,057,860		
TOTAL			**14,000,000**	**101,856,150**	**0**	**115,856,150**	**7,000**	**50,928**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
115,856,150
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 2 ACCIONES POR CADA TITULO VINCULADO UB; 1 ACCION L
ADRS's : 0
GDRS's : 0
ADS's : 5 TITULOS VINCULADOS ULD POR CADA ADS'S
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

STOCK EXCHANGE CODE: **CERAMIC** QUARTER: **4** YEAR **2001**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED
Final Printing

JUDGED INFORMATION

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **31** **OF** **DECEMBER** **OF** **2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

LIC. JESUS OLIVAS CORRAL
CHIEF FINANCIAL OFFICER

LIC. LUIS FERNANDO CANO B.
INVESTOR RELATIONS

CHIHUAHUA, CHIH, AT MARCH 26 OF 2002

CLAVE DE COTIZACION: CERAMIC FECHA: 26/03/200: 21:05

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	INTERNACIONAL DE CERAMICA, S.A. DE C.V.
DO MICILIO:	AV. CARLOS PACHECO #7200
COLONIA:	SECTOR 26
C. POSTAL:	31060
CIUDAD Y ESTADO:	CHIHUAHUA ,CHIH
TELEFONO:	(01-614) 429-1111
FAX:	(01-614) 429-1166
E-MAIL:	investor@interceramic.com
DIRECCION DE INTERNET	www.interceramic.com

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	ICE8208029F7
DOMICILIO	AV. CARLOS PACHECO #7200
COLONIA:	SECTOR 26
C. POSTAL:	31060
CIUDAD Y ESTADO:	CHIHUAHUA ,CHIH

RESPONSABLE DE PAGO

NOMBRE:	LIC JESUS OLIVAS CORRAL
DOMICILIO:	AV. CARLOS PACHECO #7200
COLONIA:	SECTOR 26
C. POSTAL:	31060
CIUDAD Y ESTADO:	CHIHUAHUA ,CHIH
TELEFONO:	(01-614) 429-1261
FAX:	(01-614) 429-1166

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE:	SR. OSCAR ALMEIDA CHABRE
DOMICILIO:	AV. CARLOS PACHECO #7200
COLONIA:	SECTOR 26
C. POSTAL:	31060
CIUDAD Y ESTADO:	CHIHUAHUA CHIH
TELEFONO:	(01-614) 429-1111
FAX:	(01-614) 429-1166
E-MAIL:	investor@interceramic.com

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	LIC. VICTOR ALMEIDA GARCIA
DOMICILIO:	AV. CARLOS PACHECO #7200
COLONIA:	SECTOR 26
C. POSTAL:	31060
CIUDAD Y ESTADO:	CHIHUAHUA CHIH

CLAVE DE COTIZACION: CERAMIC FECHA: 26/03/200: 21:05

TELEFONO:	(01-614) 429-1111
FAX:	(01-614) 429-1166
E-MAIL:	investor@interceramic.com

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	LIC. JESUS OLIVAS CORRAL
DOMICILIO:	AV. CARLOS PACHECO #7200
COLONIA:	SECTOR 26
C. POSTAL:	31060
CIUDAD Y ESTADO:	CHIHUAHUA CHIH
TELEFONO:	(01-614) 429-1111
FAX:	(01-614) 429-1166
E-MAIL:	investor@interceramic.com

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	LIC. JESUS OLIVAS CORRAL
DOMICILIO:	AV. CARLOS PACHECO #7200
COLONIA:	SECTOR 26
C. POSTAL:	31060
CIUDAD Y ESTADO:	CHIHUAHUA CHIH
TELEFONO:	(01-614) 429-1111
FAX:	(01-614) 429-1166
E-MAIL:	investor@interceramic.com

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	RELACION CON INVERSIONISTAS
NOMBRE:	LIC. LUIS FERNANDO CANO BARRAZA
DOMICILIO:	AV. CARLOS PACHECO #7200
COLONIA:	SECTOR 26
C. POSTAL:	31060
CIUDAD Y ESTADO:	CHIHUAHUA CHIH
TELEFONO:	(01-614) 429-1111
FAX:	(01-614) 429-1166
E-MAIL:	investor@interceramic.com

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	LIC. JESUS OLIVAS CORRAL
DOMICILIO:	AV. CARLOS PACHECO #7200
COLONIA:	SECTOR 26
C. POSTAL:	31060
CIUDAD Y ESTADO:	CHIHUAHUA CHIH
TELEFONO:	(01-614) 429-1111
FAX:	(01-614) 429-1166
E-MAIL:	investor@interceramic.com

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE:	LIC. NORMA ALMEIDA DE CHAMPION

CLAVE DE COTIZACION: CERAMIC FECHA: 26/03/200: 21:05

DOMICILIO:	AV. CARLOS PACHECO #7200
COLONIA:	SECTOR 26
C. POSTAL:	31060
CIUDAD Y ESTADO:	CHIHUAHUA CHIH
TELEFONO:	(01-614) 429-1111
FAX:	(01-614) 429-1166
E-MAIL:	investor@interceramic.com

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	LIC. JESUS OLIVAS CORRAL
DOMICILIO:	AV. CARLOS PACHECO #7200
COLONIA:	SECTOR 26
C. POSTAL:	31060
CIUDAD Y ESTADO:	CHIHUAHUA CHIH
TELEFONO:	(01-614) 429-1111
FAX:	(01-614) 429-1166
E-MAIL:	investor@interceramic.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	LIC. JESUS OLIVAS CORRAL
DOMICILIO:	AV. CARLOS PACHECO #7200
COLONIA:	SECTOR 26
C. POSTAL:	31060
CIUDAD Y ESTADO:	CHIHUAHUA CHIH
TELEFONO:	(01-614) 429-1111
FAX:	(01-614) 429-1166
E-MAIL:	investor@interceramic.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	LIC. JESUS OLIVAS CORRAL
DOMICILIO:	AV. CARLOS PACHECO #7200
COLONIA:	SECTOR 26
C. POSTAL:	31060
CIUDAD Y ESTADO:	CHIHUAHUA CHIH
TELEFONO:	(01-614) 429-1111
FAX:	(01-614) 429-1166
E-MAIL:	investor@interceramic.com

CLAVE DE COTIZACION: CERAMIC **FECHA : 26/03/2002** 21:05
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

SERIE **TODAS**

CARGO **PRESIDENTE**

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : SR OSCAR ALMEIDA CHABRE

CARGO **VICEPRESIDENTE**

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : LIC VICTOR ALMEIDA GARCIA

CARGO **CONSEJERO(S) PROPIETARIO(S)**

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : LIC DIANA ALMEIDA

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : LIC PATRICIA ALMEIDA DE DALL'AMICO

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : LIC. SILVIA ALMEIDA GARCIA

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : SR MARK BLAUGRUND

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : ARQ AUGUSTO CHAMPION

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : ING LUIS FERREIRO MAIZ

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : LIC ULRICH FIEHN BUCKENHOFER

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : LIC ALFREDO HARP CALDERONI

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : SR DAVID KOHLER

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : LIC HUMBERTO MAESE CORDERO

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : SR. LEOPOLDO MARES PAREDES

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : LIC JESUS OLIVAS CORRAL

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : SR FEDERICO TERRAZAS TORRES

CARGO **COMISARIO(S) PROPIETARIO(S)**

CLAVE DE COTIZACION: CERAMIC
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

FECHA : 26/03/2002 21:05

CONSEJO DE ADMINISTRACION

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : LIC. HUMBERTO VALLES

CARGO **COMISARIO(S) SUPLENTE(S)**

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : C.P. AMERICO DE LA PAZ

CARGO **SECRETARIO PROPIETARIO**

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : LIC. NORMA ALMEIDA DE CHAMPION

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

JUDGED INFORMATION

CONSOLIDATED
Final Printing

s24: EUROBONO EMITIDO EN 1997.
EUROBOND ISSUED ON 1997.
s29: EUROBONO EMITIDO EN 1997.
EUROBOND ISSUED ON 1997.
s61: EUROBONO EMITIDO EN 1997.
EUROBOND ISSUED ON 1997.
s54: EUROBONO EMITIDO EN 1997.
EUROBOND ISSUED ON 1997.

S23: EN ESTE RENGLON SE INCLUYEN LOS PASIVOS CON COSTO DE LA COMPAÑIA, AUN CUANDO ESTOS NO SON CREDITOS BANCARIOS.

S23: IN THIS ACCOUNT OF THE ACTUAL YEAR ARE INCLUDED THE CURRENT LIABILITIES WIWITH COST OF THE COMPANY, EVEN WHEN THESE ARE NOT BANK LOANS.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

CLAVE DE COTIZACIÓN: CERAMIC

SITUACIÓN FINANCIERA POR SEGMENTOS DE NEGOCIO COMPARATIVO
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001
(Millones de Pesos)

TRIMESTRE: 4 AÑO 2001
Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		SECTOR 1		SECTOR 2		SECTOR 3		OTROS	
		Año Act	Año Ant.	Año Act.	Año	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
s01	ACTIVO TOTAL	2,666,772	2,807,548	-1,067,491	-1,014,946	3,480,276	3,674,580	253,987	147,914	0	0	0	0
s02	ACTIVO CIRCULANTE	1,128,697	1,133,520	-481,923	-374,039	1,440,062	1,439,479	170,558	68,080	0	0	0	0
s03	LARGO PLAZO	8,254	6,732	-531,407	-586,697	539,661	593,429	0	0	0	0	0	0
s04	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADOS NO CONSOLIDADOS	8,254	6,732	-531,407	-586,697	539,661	593,429	0	0	0	0	0	0
s05	OTRAS INVERSIONES	0	0	0	0	0	0	0	0	0	0	0	0
s06	INMUEBLES, PLANTA Y EQUIPO (NETO)	1,489,980	1,633,201	0	0	1,408,667	1,554,184	81,313	79,017	0	0	0	0
s07	INMUEBLES, PLANTA Y EQUIPO	2,519,867	2,644,583	0	0	2,404,945	2,535,705	114,922	108,878	0	0	0	0
s08	DEPRECIACION ACUMULADA	-1,029,887	-1,011,382	0	0	-996,278	-981,521	-33,609	-29,861	0	0	0	0
s09	ACTIVO DIFERIDO (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
s10	PASIVO TOTAL	1,732,764	1,964,390	-515,567	-403,424	2,089,884	2,310,184	158,447	57,630	0	0	0	0
s11	PASIVO CIRCULANTE	1,216,663	510,405	-464,312	-352,965	1,536,883	817,872	144,092	45,498	0	0	0	0
s12	PASIVO A LARGO PLAZO	227,232	1,132,255	-54,260	-54,314	278,749	1,185,613	2,743	956	0	0	0	0
s13	CREDITOS DIFERIDOS	285,863	317,875	0	0	274,251	306,699	11,612	11,176	0	0	0	0
s14	CAPITAL CONTABLE CONSOLIDADO	934,008	843,068	-733,007	-798,385	1,571,474	1,551,170	95,541	90,283	0	0	0	0
s15	CAPITAL CONTABLE MAYORITARIO	752,926	656,296	-733,007	-798,385	1,390,392	1,364,398	95,541	90,283	0	0	0	0
s16	CAPITAL CONTRIBUIDO	1,696,292	1,696,292	-1,065,715	-1,172,369	2,681,521	2,761,057	80,486	107,605	0	0	0	0
s17	CAPITAL GANADO (PERDIDO)	-943,366	-1,039,996	332,708	373,985	-1,291,129	-1,396,659	15,055	-17,322	0	0	0	0
s18	FLUJO NETO DE EFECTIVO	0	0	0	0	0	0	0	0	0	0	0	0

SECTOR 1: Loseta Ceramica Esmaltada.
SECTOR 2: Otros
SECTOR 3:

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

CLAVE DE COTIZACIÓN: CERAMIC

ESTADO DE RESULTADOS POR SEGMENTOS DE NEGOCIO COMPARATIVO
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001
(Millones de Pesos)

TRIMESTRE: 4 AÑO 2001
Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		SECTOR 1		SECTOR 2		SECTOR 3		OTROS	
		Año Act	Año Ant.	Año Act.	Año	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
r01	VENTAS NETAS	2,705,692	2,590,530	-674,231	-571,266	3,186,185	2,996,252	193,738	165,544	0	0	0	0
r02	INGRESOS EXTERNOS	0	0	0	0	0	0	0	0	0	0	0	0
r03	INGRESOS INTERCOMPAÑIAS	0	0	0	0	0	0	0	0	0	0	0	0
r04	RESULTADO BRUTO	1,006,567	948,593	-74,926	-7,745	1,019,807	902,974	61,686	53,364	0	0	0	0
r05	GASTOS DE OPERACION	-698,347	-679,524	78,744	12,558	-746,114	-664,171	-30,977	-27,911	0	0	0	0
r06	RESULTADO DE OPERACION	308,220	269,069	3,818	4,812	273,693	238,804	30,709	25,453	0	0	0	0
r07	COSTO INTEGRAL DE FINANCIAMIENTO	22,730	57,861	62	1,495	21,314	54,701	1,354	1,665	0	0	0	0
r08	INTERESES PAGADOS	126,367	148,093	-9,608	-10,429	133,203	155,548	2,772	2,974	0	0	0	0
r09	INTERESES GANADOS	5,568	7,266	-9,608	-10,429	14,680	16,324	496	1,371	0	0	0	0
r10	RESULTADO POR POSICION MONETARIA	-53,095	-119,543	0	0	-52,554	-119,435	-541	-108	0	0	0	0
r11	OTRAS OPERACIONES FINANCIERAS	45,613	26,054	3,756	48,790	42,019	-23,455	-162	718	0	0	0	0
r12	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	239,877	185,154	0	0	210,360	160,648	29,517	24,506	0	0	0	0
r13	PROVISION PARA IMPUESTOS Y P.T.U.	-45,788	-50,169	0	0	-44,307	-40,230	-1,481	-9,939	0	0	0	0
r14	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	194,089	134,985	0	0	166,053	120,418	28,036	14,567	0	0	0	0
r15	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	1,216	0	-37,848	-57,698	39,064	57,698	0	0	0	0	0	0
r16	RESULTADO NETO CONSOLIDADO POR OPERACIONES CONTINUAS	195,305	134,985	-37,848	-57,698	205,117	178,116	28,036	14,567	0	0	0	0
r17	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r18	RESULTADO NETO CONSOLIDADO ANTES DE PARTIDAS EXTRAORDINARIAS	195,305	134,985	-37,848	-57,698	205,117	178,116	28,036	14,567	0	0	0	0
r19	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0	0	0	0	0	0	0	0	0
r20	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r21	RESULTADO NETO CONSOLIDADO	195,305	134,985	-37,848	-57,698	205,117	178,116	28,036	14,567	0	0	0	0
r22	PARTICIPACION MINORITARIA	21,259	-696	0	0	21,259	-696	0	0	0	0	0	0
r23	RESULTADO NETO MAYORITARIO	174,046	135,681	-37,848	-57,698	183,858	178,812	28,036	14,567	0	0	0	0

SECTOR 1: LOSETA CERAMICA ESMALTADA
SECTOR 2: OTROS
SECTOR 3:

CLAVE DE COTIZACIÓICERAMIC

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

SITUACIÓN FINANCIERA POR SEGMENTOS GEOGRAFICOS COMPARATIVO
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001 TRIMESTRE: **4** AÑO: **2001**
(Millones de Pesos)
Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		PAIS 1		PAIS 2		PAIS 3		OTROS	
		Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
s01	ACTIVO TOTAL	2,666,772	2,807,548	-1,067,491	-1,014,946	3,092,201	3,131,630	642,062	690,865	0	0	0	0
s02	ACTIVO CIRCULANTE	1,128,697	1,133,520	-481,923	-374,039	1,227,939	1,105,090	382,681	402,469	0	0	0	0
s03	LARGO PLAZO	8,254	6,732	-531,407	-586,697	539,661	593,429	0	0	0	0	0	0
s04	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADOS NO CONSOLIDADOS	8,254	6,732	-531,407	-586,697	539,661	593,429	0	0	0	0	0	0
s05	OTRAS INVERSIONES	0	0	0	0	0	0	0	0	0	0	0	0
s06	INMUEBLES, PLANTA Y EQUIPO (NETO)	1,489,980	1,633,201	0	0	1,234,874	1,350,202	255,106	282,999	0	0	0	0
s07	INMUEBLES, PLANTA Y EQUIPO	2,519,867	2,644,583	0	0	2,005,900	2,120,922	513,967	523,661	0	0	0	0
s08	DEPRECIACION ACUMULADA	-1,029,887	-1,011,382	0	0	-771,026	-770,720	-258,861	-240,662	0	0	0	0
s09	ACTIVO DIFERIDO (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
s10	PASIVO TOTAL	1,732,764	1,964,390	-515,567	-403,424	1,916,721	2,044,019	331,610	323,795	0	0	0	0
s11	PASIVO CIRCULANTE	1,216,663	510,405	-464,312	-352,965	1,555,638	693,802	125,338	169,568	0	0	0	0
s12	PASIVO A LARGO PLAZO	227,232	1,132,255	-54,260	-54,314	75,220	1,032,342	206,272	154,227	0	0	0	0
s13	CREDITOS DIFERIDOS	285,863	317,875	0	0	285,863	317,875	0	0	0	0	0	0
s14	CAPITAL CONTABLE CONSOLIDADO	934,008	843,068	-733,007	-798,385	1,356,562	1,274,384	310,453	367,070	0	0	0	0
s15	CAPITAL CONTABLE MAYORITARIO	752,926	656,296	-733,007	-798,385	1,175,480	1,087,611	310,453	367,070	0	0	0	0
s16	CAPITAL CONTRIBUIDO	1,696,292	1,696,292	-1,065,715	-1,172,369	2,194,076	2,233,371	567,931	635,291	0	0	0	0
s17	CAPITAL GANADO (PERDIDO)	-943,366	-1,039,996	332,708	373,985	-1,018,596	-1,145,760	-257,478	-268,221	0	0	0	0
s18	FLUJO NETO DE EFECTIVO	0	0	0	0	0	0	0	0	0	0	0	0

PAIS 1: MEXICO
PAIS 2: ESTADOS UNIDOS
PAIS 3:

CLAVE DE COTIZACIÓICERAMIC

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC/ICS

ESTADO DE RESULTADOS POR SEGMENTOS GEOGRAFICOS COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001 TRIMESTRE: **4** AÑO: **2001**

(Millones de Pesos)

Final Printing

REF. RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		PAIS 1		PAIS 2		PAIS 3		OTROS	
		Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
r01	VENTAS NETAS	2,705,692	2,590,530	-674,231	-571,266	2,341,485	2,109,018	1,038,438	1,052,778	0	0	0	0
r02	INGRESOS EXTERNOS	0	0	0	0	0	0	0	0	0	0	0	0
r03	INGRESOS INTERCOMPAÑIAS	0	0	0	0	0	0	0	0	0	0	0	0
r04	*RESULTADO BRUTO*	1,006,567	948,593	-74,926	-7,745	761,059	610,825	320,434	345,513	0	0	0	0
r05	GASTOS DE OPERACION	-698,347	-679,524	78,744	12,558	-477,342	-382,971	-299,749	-309,111	0	0	0	0
r06	RESULTADO DE OPERACION	308,220	269,069	3,818	4,812	283,717	227,855	20,685	36,402	0	0	0	0
r07	COSTO INTEGRAL DE FINANCIAMIENTO	22,730	57,861	62	1,495	13,756	47,780	8,912	8,586	0	0	0	0
r08	INTERESES PAGADOS	126,367	148,093	-9,608	-10,428	122,840	139,072	13,135	19,449	0	0	0	0
r09	INTERESES GANADOS	5,568	7,266	-9,608	-10,429	15,176	17,695	0	0	0	0	0	0
r10	RESULTADO POR POSICION MONETARIA	-53,095	-119,543	0	0	-48,872	-108,679	-4,223	-10,864	0	0	0	0
r11	*OTRAS OPERACIONES FINANCIERAS*	45,613	26,054	3,756	48,790	36,628	-23,208	5,229	472	0	0	0	0
r12	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	239,877	185,154	0	0	233,333	156,867	6,544	28,287	0	0	0	0
r13	PROVISION PARA IMPUESTOS Y P.T.U.	-45,788	-50,169	0	0	-45,388	-48,547	-400	-1,622	0	0	0	0
r14	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	194,089	134,985	0	0	187,945	108,320	6,144	26,665	0	0	0	0
r15	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	1,216	0	-37,848	-57,698	39,064	57,698	0	0	0	0	0	0
r16	RESULTADO NETO CONSOLIDADO *POR OPERACIONES CONTINUAS*	195,305	134,985	-37,848	-57,698	227,009	166,018	6,144	26,665	0	0	0	0
r17	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r18	RESULTADO NETO CONSOLIDADO ANTES DE PARTIDAS EXTRAORDINARIAS	195,305	134,985	-37,848	-57,698	227,009	166,018	6,144	26,665	0	0	0	0
r19	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0	0	0	0	0	0	0	0	0
r20	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r21	RESULTADO NETO CONSOLIDADO	195,305	134,985	-37,848	-57,698	227,009	166,018	6,144	26,665	0	0	0	0
r22	PARTICIPACION MINORITARIA	21,259	-696	0	0	21,259	-696	0	0	0	0	0	0
r23	RESULTADO NETO MAYORITARIO	174,046	135,681	-37,848	-57,698	205,750	166,714	6,144	26,665	0	0	0	0

PAIS 1: MEXICO

PAIS 2: ESTADOS UNIDOS

PAIS 3: